Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (847) 627-7001

Richard W. Gochnauer, Chief Executive Officer
United Stationers, Inc.
One Parkway North Boulevard, Suite 100
Deerfield, IL 60015

> **Re:** **United Stationers, Inc.**
> **Definitive 14A**
> **Filed April 4, 2007**
> **File No. 000-10653**

Dear Mr. Gochnauer:

We have reviewed your response letter dated October 18, 2007 and have the following comments. Please respond to our comments by December 13, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We reissue comment 1 of our letter dated August 21, 2007. Although you have provided us with additional information to help us better understand your disclosure, we would expect to see a more focused discussion that not only sets forth the amount of compensation awarded under each compensation component but also provides appropriate analysis of the specific factors considered by the Committee in setting compensation levels and discussion of the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Please advise.

2. Refer to comment 7 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the company's targets and performance objectives. The criterion for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made in the second and third full paragraphs on page 6.

   Please contact me at (202) 551-3397 with any questions.

                                          Sincerely,

                                          Jay E. Ingram
                                          Attorney Advisor